DAVID S. ROSENTHAL

david.rosenthal@dechert.com
+1 212 698 3616 Direct
+1 212 698 0416 Fax

July 23, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:   Onconova Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-189358)

Dear Mr. Riedler:

On behalf of Onconova Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated July 22, 2013 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Pre-Effective Amendment No. 2 (“PEA No. 2”) to the Registration Statement on Form S-1 (File No. 333-189358) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 3 (“PEA No. 3”) to the Registration Statement that the Company filed on July 23, 2013.  For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response.  The Company will also provide the Staff a courtesy copy of PEA No. 3 as-filed.

Exhibit 5.1

1.     We note counsel’s opinion that the securities will be validly issued, fully paid and non-assessable is subject to the assumption that the Tenth Amended and Restated Certificate of Incorporation will be filed with the Secretary of State of the State of Delaware. Please either file a revised legal opinion to remove this assumption or confirm that an appropriately unqualified opinion will be filed by post-effective amendment no later than the closing date of the offering. See Sections II.B.2.f and II.B.3.a of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and has included a revised legal opinion as Exhibit 5.1 to PEA No. 3 removing the assumption regarding the filing of the Tenth Amended and Restated Certificate of Incorporation.

2.     Please also provide a revised legal opinion to modify the statement regarding “the legal power and authority of all persons signing on behalf of parties to all documents,” to limit this qualification to persons signing on behalf of parties other than the registrant.

The Company respectfully acknowledges the Staff’s comment and has included a revised legal opinion as Exhibit 5.1 to PEA No. 3.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:        Ramesh Kumar, Ph.D.

Ajay Bansal

Onconova Therapeutics, Inc.

James J. Marino, Esq.

Dechert LLP

Brent B. Siler, Esq.

Cooley LLP